Filed by CVS Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

CVS/Caremark
Moderator: Nancy Christal
November 1, 2006
4:30 p.m. ET

OPERATOR: Good afternoon, ladies and gentlemen, welcome to the conference call to discuss the merger of equals CVS and Caremark. At this time, all participants are in a listen-only mode. After statements by Mac Crawford, Chairman, President and CEO of Care Mart, and Tom Ryan, Chairman, President and CEO of CVS, we will conduct a question-and-answer session. If you would like to pose a question during this time, please press star then the number one on your telephone keypad. If you would like to withdraw your question press the pound key. Please limit your questions to one, so we can get through as many questions as possible. Please note that today’s teleconference call is being recorded.

I would now like turn the call over to Nancy Christal, Vice President of Investor Relations of CVS. Nancy, please go ahead.

NANCY CHRISTAL, VICE REPSDIENT INVESTOR RELATIONS, CVS: Thank you. Good afternoon everyone and thanks for joining us on such short notice today. This call is to discuss the merger of equals announced today between CVS and Caremark. In addition, both companies have released their earnings press releases for your information.

CVS and Caremark will each hold pre recorded earnings calls tomorrow morning at 8:30am and 10:30am eastern time respectively. At that time, you will hear details of our earnings. We want to focus today’s discussion on the merger. I am here with Mac Crawford, Chairman, President and CEO of Caremark and Tom Ryan, Chairman, President and CEO of CVS.

And before we begin, our attorneys have asked me to read the Safe Harbor statement. During this presentation, we will make certain forward-looking statements relating to the prospects of each of CVS, Caremark and the pro forma combined entity and to the business combination transaction involving CVS and Caremark, that are subject to risks and uncertainties that could cause actual results to differ materially. For all such forward-looking statements, we claim the protection of the Safe Harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We strongly recommend that you become familiar with the specific risks and uncertainties that are outlined for you under the captions for both company’s most recent reports on Forms 10-K and 10-Q, entitled cautionary statement concerning forward-looking statements.

We also urge you to become familiar with all of the transaction specific risks that we identify in any filings that either company may make, relating to the business combination under either Rule 425 of the Securities Act of 1993, or Rule 1486 of the Securities Exchange Act of 1934. And now, I’m happy to turn this over to Caremark’s Chairman, Mac Crawford.

MAC CRAWFORD, CHAIRMAN, PRESIDENT, CEO, CAREMARK: Thank you very much, Nancy. And let me also welcome all of you on the call today. We appreciate, again, you getting on with short notice and joining us.

I’m going to go through, just a few minutes talking about view of the transaction, and go through some of the financial terms of the deal. I’ll turn over to Tom at that point, and let him, as well, give his view of particularly the strategic rationale of what we’re doing.

I will tell you that we are very pleased to be here today with Tom to talk about the planned merger, which frankly, we believe, will set a new standard for how pharmacy services are delivered in this country. Tom and I will walk you through the rationale behind the combinations, significant benefits it offers to the shareholders, consumers, employees, as well as the payer in this country in the healthcare delivery system, before turning it over and taking your questions.

Let me give just a brief snapshot of the transaction, which is structured as a merger of equals. Under the terms of the agreement, Caremark shareholders will be receive 1.67 shares of CVS. For each Caremark share, the exchange ratio approximates a 90-day average ratio of the two company’s closing stock prices. Once the transaction is closed, which we would expect to occur in the next six to 12 months, subject to the customary regulatory and shareholder approvals, CVS shareholders will own approximately 54.5 percent of the combined company, while Caremark shareholders will own approximately 45.5 percent.

The company will be called CVS Caremark Corporation and will be listed on the New York Stock Exchange. The transaction is designed to be a pure merger of equals. I will serve as the company’s Chairman. Tom will become the President and CEO while the Board will be equally split among appointees from each company. David Rickard, who is the CVS CFO, will be the Chief Financial Officer of the combined company. And the current Caremark COO Howard McClure will serve as President of Caremark Pharmacy Service Business.

The company, which will be named CVS CAREMARK CORPORATION, will be headquartered in Woonsocket, Rhode Island, while the PVM business will continue to be headquartered in Nashville, Tennessee.

You know, very important to the rationale for this, before I turn it over to Tom in just a second, this deal makes a lot of sense financially, as evidenced by our ability to add both earnings and cash flow for the combined company. And generate substantial synergies, while creating a platform that will offer new and innovative services, both to the customer’s and the employers. You will see that in the information that we have sent out to you in the press release today, very, very strong company from a financial standpoint.

Before I turn it over to Tom, let me just spend a second and give you my view of why does this make sense. You know, Tom and I started talking a year ago, probably, about where we both viewed the strategic direction of healthcare, where we viewed our companies, what we saw going on. And frankly, I think we were both kind of surprised, as we saw each other at different occasions, how much really our views of the world, and our views of where our companies should be going were parallel and the same. This, is one of those unique opportunities, I believe, where you’ve got two very strong companies that have structured a transaction, to deliver substantial value to the customers that we serve which include the consumers, as well as, the payers. And we believe will structure very strong long-term value to the shareholders of this company.

So when we look at all of the things that go on in a deal like this, and there’s some intangibles that always come about that are very hard to sit down and put on a piece of paper to show you or show on a financial statement, and that’s primarily how people interact with each other, how cultures interact with each other. And how the excitement grows as talks go on and people talk to each other, and do due diligence with each other and look and see the opportunities that can get forward to the marketplace, I will tell you from my experience, and my years that I’ve been doing this, this, is one of those unique opportunities, I think, where you’ve got a group of employees, and a group of management that are truly excited about the opportunities that they see in front of us. And are truly excited, most importantly about what we can bring to the marketplace, that really sets us apart, and creates, frankly, I think, a company that does not exist today in healthcare in the United States and that is one that has consumer access, as well as payer access, something that is different than what has been there, the pharmaceutical services business, and one that will drive value, most importantly to the consumer and to the payer, which will then translate into value to our shareholders, and move forward.

We’re very, very excited about it. Those of you who know me, know that I keep a lot of stuff very close to the vest. I don’t show a lot of emotion, but this, is one that I will have to say this works, this, is good. And very seldom do you see things like this come along in your lifetime, and have the opportunity. And I think the opportunity we have here in front of us is going to be something that a lot of people are going to sit back and watch and say wow over the years, as these very strong people that we have working for us will generate what goes on here.

So Tom, I’ll turn it over to you and let you talk about a little bit. We’ll come back and take questions in a while.

TOM RYAN, CHAIRMAN, PRESIDENT, CEO, CVS: Thanks, Mac. And I’d also like to thank all of you for jumping on the call at the last minute. We appreciate it. Obviously this is a significant deal for our companies and also our industry. So let me just begin by talking about the transformative nature of this deal and how we believe it addresses the fundamental changes that are occurring in the healthcare industry today.

As Mac said, for some time now, we’ve been talking about the merits of looking at the industry or joining forces, talking about the changes in the industry and how we could participate in that change, and kind of lead that change for the consumer and the payer. And at the very core of this, our missions are the same. We provide high quality pharmacy services, and healthcare to consumers. We have the same vision and the same values and the same focus.

When Mac and I realized, however, that consumers were demanding a change away from the limitations imposed on them by each of our own industry that’s an important point. The consume was getting driven by one or the other. They were not allowed, in fact, to have open choice, and unparalleled access. We were putting limitations around the consumer. They increasingly want more control over choice, access and how they spend their healthcare dollars. And employers and health plans needed help in managing costs and complexity of healthcare.

So that made the deal in our minds logical. This transaction will not, in any way, diminish our strong relationships with other partners in both industries. CVS has always partnered with other PBMs and will continue to do so. Caremark has always had strong relationships with drug chains, food stores, independents and they will continue to do so. Competition in this industry will continue to be robust. This not about limiting choice for the consumer, this, is about expanding choice. Let me be clear, you will continue to have access to nearly 60,000 pharmacies currently under our plans, including obviously CVS locations.

One of the things that makes this merger so attractive is that we are combining two of the industry leaders. These are two companies that are strong in their own right, and leaders in each of our industries. We are not doing this from a position of weakness. This, as Mac said, is a transformative deal and one that we think will lead the way in healthcare change in our country.

As you know, CVS is the largest retail pharmacy chain with significant market leadership across the country in over 6200 stores. In addition, we have Pharmacare (ph) our small PBM that focuses on small and mid employer contracts, and has a unique specialty model. Caremark is the premier pharmacy service provider with a strong mail history, integrated specialty business, and a leading disease management offering. Together, we will be uniquely positioned to address new growth opportunities going ahead. I said this earlier. Consumers want more control. You’re going to see more consumerism in healthcare. We need to offer more choices in pharmacy delivery across broader access to pharmacies. We believe consumers will find great comfort, in our ability to deliver prescriptions wherever they would like them, mail, telephone, the Internet, or simply by walking into one of our locations. Essentially, we’re going to be agnostic to where the consumer fills their prescription. Give the consumer what they want, how they want it, and where they want it.

So combining Caremark’s expertise in serving employer’s with our expertise in serving consumers, will help employers and health plans better manage costs, and the complexities of the U.S. healthcare system, driving superior outcome and enhancing value for overall constituencies. Once again, this, is all about giving the consumers unparalleled access and choice.

There’s also the benefit on the other side of the isle, the payer community. At its most basic level, the combined company will help employers and plan providers deliver the right drug at the right place at the right time. We will be indifferent to how consumers receive their prescriptions. But we will be able to improve compliance, improve appropriate utilization of drug therapy with the whole goal of lower costs and improving healthcare. At the end of the day, this, is about providing a low net cost on a per plan, per member, per month with the lowest cost, and the best outcome s for healthcare. This is a whole new model.

Now, obviously this provides powerful financial benefits to shareholders of both companies. Both companies bring to the table stronger ability to realize synergies, improve productivity and create organic growth. You know, we put together at CVS, we’ve all ready talked about deals that – you know, we don’t do deals to give us growth. We do deals that we can grow. This is the growth vehicle. The combined company is going to change the way healthcare, and particularly pharmacy healthcare is practiced in the country and that’s how we’re going to grow this business.

We fully expect a merger to be accretive to first full year’s earnings, and will generate approximately 400 million of identified synergies, from areas you’d expect, overhead, purchasing, et cetera. But the real synergy here is the top line synergy, the revenue synergy, that’s how we’re going to win this game. We are going to give the consumer and the payer, an offering that they haven’t had heretofore. So the answer is trying to drive our revenue side of the business, and that’s ultimately where we’re going to have the true synergy.

The combined company will also significantly enhance our ability to generate free cash flow, once again helping fuel our long-term growth. So I think you can feel – Mac and I are obviously very excited about this. Mergers are always difficult by any standard. But the reason that I feel so comfortable and Mac feels so comfortable is that we share one, the same vision for where this new organization should go. The same vision around where healthcare is headed in this country. And we want to lead that change. And we also have the same values. These two companies picked each other. We were not forced on each other. These companies picked each other. These two management teams and we’re excited about the future going forward.

So with that, I will open it up for questions.

OPERATOR: At this time, I would like to remind everyone, if you would like to pose a question, press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Our first question is coming from Lisa Gill (ph) from JP Morgan.

LISA GILL (ph), JP MORGAN: Great, thanks, very much. And thanks for hosting the call. Mac, as you well know, I’ve always thought of you as being a thought leader within healthcare. And I’m just wondering about the timing aspect of this transaction. I know you talked about the fact that the two of you were talking over the last year. But can you just put a little clarity around the actual timing of the announcement today?

And then, secondly, if you can just talk more broadly about your thoughts on, you know, some of the issues that are out there around the industry in general, so both ADWP, as well as, Wal-Mart, I mean were those impetus to the two of you coming together and, you know, finally bringing this to fruition? Thanks very much.

MAC CRAWFORD: Sure. And I guess Lisa (ph), let me, if you could clarify for me what your question really is about timing of the announcement.

LISA GILL (ph): Yes, I mean it sounds to me like you were talking the last year, but, you know, why announce it today. I mean have things really heated up in the last couple of weeks?

MAC CRAWFORD: No. I got your point now.

LISA GILL (ph): OK.

MAC CRAWFORD: No, I mean any time, I think, that you have transactions like this that are transformative deals, these are things that develop over time, and as I said, you know, Tom and I, obviously CVS has been a very important part of our retail delivery system for a long period of time. And he and I have known each other. And you have meetings and talk about what’s going on, and, you know, what we need to do better, and what they need to do better, and it was just over at dinner a year or so ago that we were having those discussions. And it kind of morphed into much more of a strategic view. And as I said, those kinds of things germinate over a period of time, and take some time to write them and come about.

So it didn’t just heat up in the last two weeks, it kind of grew and grew and grew. And we finally looked at each other and said hey, it’s time to do this. It’s the right deal to do. It had absolutely nothing to do to turn to the rest of your question with what Wal-Mart does with running a price promotion on generics on 100 products. It doesn’t have anything to do with AWP. We’ve been working on all of this for some time, and thinking about it and how does it work and what does it do. So no those kinds of deals, and those kinds of things don’t drive, or didn’t drive what we did here today. Absolutely not. And as a matter of fact, those kinds of things are events and occurrences that if you go back and as you know, I’ve been in a number of different sectors in healthcare. And there are all of these things like that that come up once a year, or every other year, or four times a year, or whatever whether it’s a change in reimbursement in the hospital system. But those are just – that’s healthcare and that’s part of it.

To the contrary, though and if you look at it, this transaction really allows us and gives us so much flexibility and the products and services that we’ve put together, that respond to changes in the healthcare system and the strength of this company is going to be a company with what, over $70 billion in revenues. You look at the market cap, you look at the cash flow generation, this will allow us to do a lot of very creative neat things to deliver long-term value to most importantly, the customers, but most importantly, the shareholders as well, because that’s what translates into shareholder value. Now this doesn’t have anything to do with a Wal-Mart and whatever they may or may not have done, all ready an AWT kind of announcement.

TOM RYAN: Yes, Lisa (ph), I would just echo that. I mean this, is a transformative deal and by their nature, they just take a long time to put together. Due diligence is a big decision for Mac and I and our boards. And that just by it’s nature, it takes a while. So these other issues – we’re talking about making structural change in the healthcare industry. These issues around price promotion, like Mac said 100 drugs, weren’t even on our radar screen.

OPERATOR: Thank you. Our next question is Meredith Adler, from Lehman Brothers.

IVY (ph), LEHMAN BROTHERS: Hi, how are you? This, is Ivy (ph) sitting in for Meredith. Could you talk a little bit about what will be involved in integrating these companies? Who does what? You know, how do things get done? And does this get in the way of completing the integration of the Sav-On Osco acquisition and fixing up Eckert’s (ph)?

TOM RYAN: This is Tom. As you know, this deal will probably take some time from an approval standpoint, somewhere between six to 12 months. We’ve essentially completed the Eckert (ph) integration, as you know we did that in July of ’04. We’re still achieving some of the benefits there. The Sav-On Osco deal in another, we basically completed all of the systems integration. We’re doing about 35 stores a week. During the first quarter of ’07, we should be complete with all of the remodels, and then we’ll obviously introduce the store.

So, you know, we still have work to do, but the heavy lifting for Sav-On and Osco will be completed by the first quarter. So from that standpoint that will not be a distraction. And then, we’ll be working together to integrate both PBMs, obviously Pharmacare (ph) integrated into the Caremark PBM and all that means. And then, thinking about the real win here is thinking about putting together new products, and new services that the combined company can offer. That’s what we’re going to spend a lot of time working on.

So, you know, we both have – Mac’s team has done a great job with advanced PCS, integrating PBMs. We’ve got the job, we’ve done the job of integrating the retail. So the expertise, the technology and the experience is there, and that we don’t think will be an issue at all.

IVY (ph): Thank you.

Operator: Thank you. Our next question is coming from Tom Galusi (ph) from Merrill Lynch.

TOM GALUSI (ph), MERRILL LYNCH: Thank you very much.

MAC CRAWFORD: Hello, Tom (ph).

TOM GALUSI (ph): How are you Mac? I guess, two questions, first, you’ve talked a lot about the transformative nature of the deal and expanded possibilities. I was wondering if you could put a little context, or a little concrete, give real examples of some of the things that you’re thinking about, without giving away the store.

And then, Mac, you know, a question I’ve kind of encountered all day, you know, CVS rightly or wrongly has been a little lower multiple stock compared to Caremark in the last few years. So how do you kind of view, you know, kind of 45 percent ownership in what’s been a lower multiple company. In the past, do you expect that multiple to get better? Or, you know, how would you kind of put that in context for people? Thanks.

TOM RYAN: Let me take the – I’ll only take the first one, and Mac can address the second. And there are obviously some proprietary information here that we don’t want to get into for the reasons that you sited. But let’s just take a basic offering. Consumer, right now, has to make the choice of retail or mail. And sometimes there may be an issue with they don’t want the prescription delivered to their home. Well now they could have it delivered to the store. Or if the physician starts a patient on a new medication and are not sure if the patient can tolerate the medication, they don’t need to get 90 days. They could go to a CVS store and get a starter dose. Or if a patient forgets to order their medication, they could go into CVS and pick it up. Or a senior citizen orders the medication through the mail but wants to talk a pharmacist.

So those are some basics. Another basic is, you know, at CVS, when a consumer or patient comes into our pharmacies, we have a view of that patient’s medication record in our pharmacies, in our 6200 stores. With this combination with Caremark combination, we’ll have a total view of the patient’s medication profile wherever they get prescriptions. So just that alone will improve compliance, reduce adverse reactions, improve appropriate therapy. So just those two alone, and that’s just kind of the low hanging fruit. And then, you start thinking about using minute clinic, wellness programs, disease management programs, face-to-face interaction with the pharmacist, there are enormous opportunities here. We don’t – ours will not be – the difficult part will not be getting the ideas. It will be skimming them down to the really important ones that we can effect change in the healthcare system, because we are not wanting for opportunities or programs or products or services, that’s for sure. Mac.

MAC CRAWFORD: Yes, dealing with the multiple questions, I mean that’s a – when you look at the power of these two combined companies, and you look at where our multiple is, you look where CVS’s multiple is, and frankly, I think, they’re probably not all that far apart today. I mean they’re fairly close together.

But, you know, I look at this, if we do the job right, and get everyone to understand what we’re doing, and most importantly get the customer to understand what we’re doing, both the consumer, as well as that payer that we’re out selling to, and the power of what we can drive and deal through, and what the growth opportunities are. As Tom said, the real story here is yes, we’re going to have synergies through savings, and purchasing and all of those. But where real power of this, is, is people better run hard to try to catch up with us in the marketplace. And what we can deliver to that payer and to that consumer will be so unique in our opinion and so different that, you know, you all –you guys decide where multiples are. I don’t have a whole lot to do with that and Tom doesn’t either. We try to run our business every day and generate cash flow and generate good things for the consumer that we deal with.

We do that well. I think you all will look at us and say hey this company is truly different and deserves as superior valuation in the marketplace. And that’s really my view of where this thing goes to and what we do. That’s one reason, frankly, we are so excited about it.

TOM GALUSI (ph): I appreciate your perspective, Mac. Thanks.

OPERATOR: Thank you. Our next question is coming from Mark Husson from HSBC.

MARK HUSSON, HSBC: Yes, good evening. Just talking about the revenue opportunity, I can see that the combined business model is a very easily marketable solution to healthcare payers. But as far as CVS is concerned, I mean how do you get extra sales out of the relationship actually in the stores? I mean from what you said about mail order, presumably without creating a preferred network, if you open up mail order to 90-day retail, there’s a chance those consumers will wonder into a Walgreen’s store and do that prescription. So where’s the juice in terms of CVS sales?

TOM RYAN: Well we think about the – you know, we’re looking at – that’s one of the issues we have to look at, the combined company. And we have to think about it as CVS Caremark the corporation and when we go into the market, we’re looking at, you know, being a low cost provider to the payer. From the consumer standpoint we want to give the consumers, Mark, what they want, when they want it. I mean you will remember the discussions we had around drive-throughs. And, you know, if we put in drive-throughs it was going to keep traffic out of the front end of our stores. And, you know, some 30 percent of our prescriptions go through the drive-through where we have them. And in fact the – you can see our front store comps. So we think it builds loyalty in the consumer.

Now, you know, we experimented with this, with our Daimler-Chrysler contract or our Connecticut contract, where we’ve kind of bundled services for the employees around front end products, around discounts on supplements, around vitamins, private label. So we think combining that, plus giving the consumer what they want, when they want it, will drive more customers into our stores in the long run.

But listen, at the end of the day if other pharmacies can make these offers and can put products together, we want as many people playing in this as possible. We think is a game changer. It’s changing the way the industry offers pharmacy and pharmaceutical services. For years, we’ve had one industry just looking at the payer. And we’ve had one industry just looking at the consumer. And no one has taken a holistic view end to end. That’s what this combination is going to do. And we think that will, obviously, take share, grow our business, both in mail, retail and the front end of our stores.

MARK HUSSON: Tom, if you looked holistically at the consumer’s healthcare needs, if you were to put a number on that in terms of dollars every year, do you think that CVS Caremark dollar would be a cheaper number than the way that the industry has been organized in the past?

MAC CRAWFORD: I think overall it’s hard to think about it like that, Mark. I think the payer will get more value for the dollar spent when you think about that around compliance, better utilization, better view, more disease management, more education. So I think, from that standpoint, a dollar spent in this organization is going to be more productive and more efficient than a dollar spent elsewhere, so I guess the answer would be yes.

MARK HUSSON: Great. Thank you very much.

OPERATOR: Thank you. Our next question is coming from John Heinbockel from Goldman Sachs.

JOHN HEINBOCKEL, GOLDMAN SACHS: Hey, a question, how do you eliminate channel conflict, essentially, you know, Walgreen’s or Wal-Mart or Rite Aid being concerned about doing business with Caremark or, you know, the other PBMs treating CVS disadvantageously, how do you…

TOM RYAN: We do it now, John. I mean we – there’s retail PBMs out there now. And we have our own PBM. And we deal with Medco and with Express and with all of the PBMs. You know this, is a competitive industry. People want access. You can’t go to market and limit what you’re going to do for the consumer. So, you know, it’s kind of a unique process, we’re competitors and customers in many ways, but, you know, there’s obviously the appropriate firewalls up between competitive firewalls.

But all of these – there’s an interaction. I mean Mac deals with all – obviously all of the retailers and we deal with all of the PBMs and we’ll continue to do so. We don’t see a conflict.

MAC CRAWFORD: Yes, I mean it’s all about for the consumer, it’s about access, it’s about choice. And we hope that we set standard that everyone drives to. And that, you know, that will improve the delivery system in this country if do that. And we’ll improve – this may sound motherhood and apple pie, but we’re going to make things better, we believe for the consumer and for the player in this model. We deal with and have 60,000 stores in our retail network today. We don’t expect that to be decreased by what we do. No, we want to make it better, and we want people to strive to improve what they’re doing across the whole spectrum.

TOM RYAN: This is not – I want to make this clear. This, is now about Caremark and 6000 CVS stores. That’s now what this deal is about. Sure, we think we’re going to have an offering. Sure, we think we can combine it. We think we can have some products unique in the marketplace, but we think others can do that too. So we want everybody to play in this. We just want to leave the change, instead of, you know, reacting to it.

OPERATOR: Thank you. Our next question is coming from Robert Willoughby (ph) from Banc of America.

MAC CRAWFORD: Hi, Bob (ph).

ROBERT WILLOUGHBY (ph): BANC OF AMERICA: Hi Mac. I’m probably not going to make any friends with this one, but I’m not really getting this one, your B-to-B business model, PBM growth accelerating, but you’re merging with a slower growth entity, lower return entity. You bought back some stock at some higher valuations than what you’re selling for here. And you’ve always marketed successfully against the captive PBMs in the past.

So our combination now, on the promise of serving the consumer here, really doesn’t make a whole lot of sense to me at these valuations.

MAC CRAWFORD: Well, I mean that’s why they make chocolate, and vanilla, I guess. You know, some people like things, and some people don’t like things. I mean we look at it, and, you know, I will have to say I think you can look at both of our track records, and we’ve not been (INAUDIBLE) and we’ve been leaders and we’ve succeeded, and we’ve stayed in front of the industry and what we’re doing from a strategic standpoint. And that is what, in our opinion, this deal does.

Not done out of a weakness. It’s not done out of a necessity to do it. And yes, you’re right, we’re doing well and our earnings are doing well. You saw the earnings release that we put out. That’s when you do transactions like this. You don’t do it when you’re weak and when you have to do something because you’re falling along behind the marketplace. You know, we’re not stupid people. And we understand the businesses that we run and we understand the markets that we have. And yes, we have been a B-to-B, but I will tell you my customers today are wanting me to be a B-to-C because they want their consumer involved in the healthcare decision making process. They are frustrated, and the only way that they have to do it today is to put more of the financial burden on their employee or on their plan participant because – and they’re doing that out of frustration that nothing else has worked.

ROBERT WILLOUGHBY (ph): Isn’t that effective though, Mac. I’m paying a hell of a lot more for my drugs, it seems to be working from Banc of America’s standpoint.

MAC CRAWFORD: Well …

TOM RYAN: Wait until you see the new offering.

MAC CRAWFORD: Yes, it may be even better what you see besides that. But, you know, I hear what you say, Bob (ph), and I respect you, you’re a smart guy too. But we run our businesses and we know what our businesses are. And we think that this, is a transaction that makes an awful lot of sense. And, you know, when you look at what you’re trying to achieve, and what we’re trying to achieve from the healthcare delivery standpoint, and from the consumer standpoint, you know, we’ve been thrust right in the middle of being a B-to-C through the Medicare Part D program. This has nothing to do – doing nothing but improve that.

So yes, there will be skeptics, and I accept that and I understand it. But that’s OK. This is a very, very strong company that you’re going to see here.

TOM RYAN: And I know you didn’t ask, Bob (ph), but I mean we obviously have a view of the consumer, and we think obviously getting closer to the payer and understanding the payer, and going with one voice to talk about how this thing looks across the continuum end to end, you will see some offerings that you just cannot do alone, that would not be effective in an alliance, or a partnership. You need to have one company, people thinking about it, the technology that cuts across both companies. And at the end of the day, we obviously both feel this, is a win-win.

OPERATOR: Thank you. Our next question is coming from Larry Marsh (ph) from Lehman Brothers

LARRY MARSH (ph), LEHMAN BROTHERS: Thanks. Good afternoon. Just a couple of follow-ons, first, I guess, Mac, you issued your Q3 results tonight, it looked above expectations. When would you anticipate issuing your outlook for ’07? And are you in a position to talk more specifically about any impact from the proposed AWP litigation at this point?

MAC CRAWFORD: As far as ’07, we will coordinate with CVS on that, and I think they’ve typically done that earlier, or in the first part of the new year. And I think just from the standpoint, it’s probably February, so when that comes about. So we’ll talk more about ’07 from that standpoint.

As far as the AWP situation, you know, approximately 90 percent of the relationships that we have with the customers have the ability to change to a different pricing source, or to change so that it mitigates any kind of changes like this that take place. So obviously we feel that we’re in a very good position. I will also say the reality is that you’re going to have some customers that want to negotiate with you. And that’s what will happen.

I think something that people need to sit back and think about a little bit is that we said, you know, this wasn’t driven by what happened with Wal-Mart. It wasn’t driven by what happened with AWP. At the same time, the fact that we’ve announced a deal like this with two companies that have always had a lot of AWP pricing ought to tell you what we think about where stand vis-à-vis that situation.

LARRY MARSH (ph): Meaning you’re confirming your comfort in how you can manage through that?

MAC CRAWFORD: Yes, we’re going to manage – we’ve managed through a lot of stuff. There’s going to be some things you work through and you manage through. But it’s also something that we’ve anticipated from the contracting standpoint of when you have changes in the marketplace, and things like this. But I’m also just being realistic and say some people are going to still want to negotiate and talk, but that’s part of what we do every day when we contract with customers.

You can think about things like too that you’ve got a 30 book of business that renews every year, so you’re going to be renegotiating new contracts. I mean yes, it’s there. And it’s something we’ve got to deal with. I’m not trying to minimize it, but it’s one of those things that as a management team you manage through.

LARRY MARSH (ph): And just a follow up, are you in a position to specify in any more detail this 400 million of operating synergies? And are you commenting about what could be your first year benefit?

MAC CRAWFORD: I think that at this point in time we’re going to stick with just the broader number. Over time, more clarity will be developed from this…

TOM RYAN: But it’s the mix that you expect purchasing and overhead and some consolidation and operating efficiencies.

MAC CRAWFORD: It’s a little hard to say what exactly the first (INAUDIBLE) it will do, because you don’t know when the transaction is actually going to close, and some of it will be on what it – you know, when in the year it takes place, vis-à-vis negotiations and other things that are going on.

LARRY MARSH (ph): Right.

TOM RYAN: But one thing we have found out, when we looked at both the due diligence on both companies, we’ve always met or exceeded our synergy targets.

LARRY MARSH (ph): Is it fair to say a decent amount of that is coming through combined cost savings on drug spending, drug purchasing, or is that just too preliminary?

TOM RYAN: Yes, it’s a mix. It’s a cross section. It’s brands, generics, it’s a lot.

MAC CRAWFORD: Yes, but it’s not new program and stuff like this.

TOM RYAN: No.

LARRY MARSH (ph): OK. And just finally, I’ll shut up, Mac, are you committing – how long are you committing to remain chairman of the combined company or is that an open ended commitment on your part?

MAC CRAWFORD: That’s open ended to make sure that we do what we need to do to grow this business and be successful like it needs to be. You know you all know me folks, I mean this, is – I like to work, I work hard and I work a lot. And before someone asks the question, well why are your the Chairman and why is Tom the CEO, let me just deal with it. A couple of things that are a reality. I don’t have any retail experience, guys. And whether we talk about new models, (INAUDIBLE) new models but we still have 6000 retail stores. Tom is also a pharmacist. Tom has been a leader in this space.

We don’t see a difference in duties in what we do. Yes, he’s going to be the CEO, and he’s go to do everything every day. But I’m right there to make sure that what has to happen. And the thing, I think, I’m extraordinarily proud of is the quality of the management team that we’ve got to care more. And hey, they’re the ones that do the heavy lifting anyway. You know, I’ve taken myself maybe way too seriously sometimes, when I do, because they’re the ones that make it work.

OPERATOR: Thank you. Our next question is coming from Patricia Baker from Merrill Lynch.

PATRICIA BAKER, MERRILL LYNCH: Sure, good afternoon everyone. Just with respect to that heavy lifting in the work. Are you able to quantify at all what you think the integration costs might be that will be incurred with this?

TOM RYAN: We think we’ve totaled 150 around the integration costs.

PATRICIA BAKER: OK. Thanks a lot.

OPERATOR: Thank you. Our next question is coming from Kemp Fowler (ph) from Cowen & Company.

MAC CRAWFORD: Hello, Kemp (ph).

KEMP FOWLER (ph), COWEN & COMPANY: Hi, thanks. And good evening. A question for each of you, and that is what the one thing that say Mac, that CVS has that you couldn’t replicate in your business. And the same question for Tom with regard to the Caremark business, you know, that’s relevant driving this merger.

MAC CRAWFORD: Yes, Kemp (ph). Without spending an inordinate amount of capital and I don’t know that I could even do it if I did that. I can’t replicate those five million people that walk into these stores every day that are the consumers that are looking for healthcare solutions. I don’t have that consumer orientation which is what I believe the marketplace is driving to and it’s what all of healthcare is driving to. And that’s the simplest thing. If there’s more than one thing that I can’t replicate, but when I look and say we really have got to figure out how to be closer to the consumer. If you look at a lot of the products that we’ve put in over the last two years, they have all been, or the vast majority of them either to support Medicare Part D, which is the consumer based plan or to support consumer driven healthcare. Or just realizing that we have got to do a better job of communicating with that participant and that consumer on a day to day basis about their healthcare and what they do.

And when I look at this and say I can only take my products and programs so far, to be able to deal with that consumer, and this, is what I need to do to, in my opinion, to continue to grow the business. The payers are looking for solutions. They want help. They want better healthcare for their employees, or for their families. This, is a system that is very completed and some people say broken in this country from how hard it is to navigate and what to do. And I’m a little bit off the topic here, but the power of what these companies can, as one, can put together, from the standpoint of taking to the payer, and taking to the consumer is just extraordinary.

I will tell you, I get my people together and we’ve had discussions with the management teams, it’s just fund to watch the ideas that are coming out of this. I mean that’s going to be the power of this.

TOM RYAN: Kemp (ph), I guess, the short answer from our side is just around the payers, access to the payers. We needed to get closer to the payers. We needed to help shape some of the products, and some of the solutions that Mac talked about. We didn’t have that ability. We had some of that, obviously in Pharmacare (ph) but we didn’t have the size. And that’s the other piece. You know, Mac talked about the stores. We would talk about the lives. I mean just the shear size of $90 million lives that Caremark has take a long time for us to get that. So the short answer is the live, the X, the ability to service those lives. And then, just access to the payers that we didn’t have before to provide a solution because we do have products and services whether it’s in store counseling, whether it’s minute clinics, whether it’s the pharmacy programs that we put in place, around compliance and persistency and disease management, but we never had access to those. So that’s why it was a natural fit for us.

MAC CRAWFORD: And I think something that exponentially grows as a result of this too, is the analytical ability. I think, all of you, that follow us, know that I believe very strongly that analytics will continue or will drive and play a bigger part in how we treat what we understand and what we can do in patient population. And we’ve got a couple of hundred people that are doing nothing but analytics day in and day out.

I think, when you take and looked at the information that CVS has and what they know about their consumers and their customers, and combine it with what we know about ours, it is going to be a very, very powerful analytical platform, with information that was difficult for us to get access to.

TOM RYAN: … I mean just quite simply, we couldn’t afford to put 200 analysts on with the size of our PBM, it’s kind of that simple. And that that this gives us that ability.

KEMP FOWLER (ph): Great, thank you.

TOM RYAN: You’re welcome.

OPERATOR: Thank you. Our next question is coming from Deborah Weinswig from Citigroup.

DEBORAH WEINSWIG, CITIGROUP: Good evening.

TOM RYAN: Hi, Deborah.

DEBORAH WEINSWIG: Good evening and congratulations. Tom, can you talk a little bit about how Caremark and Pharmacare (ph) will be integrated?

TOM RYAN: We’ll we’re in the – obviously in the process of discussing that now. We have some time as we go through the approval process. But, you know, we’ll look to take the best of each. You know, Pharmacare (ph) has a lot of clients out there. It has mail order facilities. It has specialty clinics. Client service groups, consumer call centers. So we’re going to look to see where we can, obviously have some savings, but at the same time, drive more revenue. This, is not a cost game. I mean the old adage, that we’re not going to save our way to success here. There are synergies that we’re going to get, but we’re going to look at it on a piece-by-piece basis.

The most important issue that we want to make sure is that we don’t drop the ball with our clients. We all have to make sure that we’re servicing our clients, and that’s the piece that Mac and I have been stressing time and time again. So we’ll look to the obvious places around the integration. And as you know, the headquarters for the pharmacy services group will be Nashville.

MAC CRAWFORD: Let me just kind of follow-on with that, too, because I think it’s important to note in Pharmacare (ph), if you look at their customer base, and this, is one of the things, which is very attractive to us. Their customer base has, with a few exceptions been primarily a smaller customer. That has not been Caremark’s customer base. So this potentially opens up given the size and the expertise of what we do a new customer base that we can go to.

We think on the specialty side, and you look at the 50 plus pharmacies that pro care has for the specialty business, and you look at our specialty footprint, you know, you get very excited about now having those retail outlets for the specialty business, where ours has been a mail order business in the past. So a lot of things that it’s beyond – it’s integration but it’s integration on how you grow the top line.

DEBORAH WEINSWIG: OK. That’s very helpful and then just the last question. You know, both of you talk about this thing, a transformative deal, can you talk about from the customer’s perspective, you know, what will they see? And how you also communicate, you know, Tom you gave some examples about how you’ll better serve the customer, can you talk about, you know, some of the, and I know it’s still early, but some of the communication process there?

TOM RYAN: Well we have obviously the face-to-face communication in our stores that we’ll be able to communicate with the customer. We have the vehicles around, you know, broadcast or ROPs. And then we have the marketing materials that we’ll have with the payers, as we develop new programs. But it will take place over time. I mean what we want to make sure we stay focused on is maintaining quality service that both companies provided for their clients, then work on the integration and make sure that we look at it in the appropriate way and not lose some business to Mac’s point. We have some businesses that Caremark was not in, and we want to make sure that we sustain those businesses, and then develop new products and services.

But we feel pretty good about it. And the consumer – marketing will not be the issue. I mean marketing is what we do well to the consumer. That’s kind of what we do. That’s the B-to-C, if you will. So we think we’ll be in pretty good shape around that.

DEBORAH WEINSWIG: OK. Great. And once again congratulations, Tom.

TOM RYAN: Thanks a lot.

MAC CRAWFORD: Thank you.

OPERATOR: Thank you. Our next question is coming from David Magee from SunTrust Robinson.

DAVID MAGEE, SUNTRUST ROBINSON: Hi. Good evening.

TOM RYAN: Hi, David.

DAVID MAGEE: Just a question with regard to the market share opportunity. You talked about the expansion of products and solutions. And my question is to be accretive in year one, how important is that to be successful in the near term to make that happen? In other words, for one plus one equals three in the near term.

TOM RYAN: It’s not contingent on that in the near term. As I said, it’s – with the synergies will help us in the near term as we build new products and services. And as you know, there’s lead cycles in this business, and some of them take time. As Mac said, some of these contracts, 30 percent of the contracts are renewed each year. So we’ll be putting the programs together. And there are programs that Caremark has in place that can just be enhanced. This, is not about just opening up and starting from scratch.

You just can’t believe the enthusiasm and the creativity that we get when we put the management teams together, just thinking about around the due diligence around this. For the first year, we don’t need a lot of that but we’re still going to be working on it.

DAVID MAGEE: Thank you. Good luck.

TOM RYAN: Thanks.

MAC CRAWFORD: Thank you.

END

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

CVS and Caremark will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of CVS’s and Caremark’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

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